SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-8519

CINCINNATI BELL INC.

SAVINGS AND SECURITY PLAN

CINCINNATI BELL INC.

221 East Fourth Street

Cincinnati, Ohio 45202

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

Cincinnati Bell Inc. Savings and Security Plan:

We have audited the accompanying statements of net assets available for benefits of the Cincinnati Bell Inc. Savings and Security Plan (the “Plan”) as of December 30, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2008 and 2007, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 30, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Cincinnati, Ohio
June 24, 2009

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(DOLLARS IN THOUSANDS)

	December 30,
	2008	2007
Investments
Investment in Master Trust	$51,724	$84,831
Participant loans	3,163	3,270

Net assets available for benefits at fair value	54,887	88,101
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	516	81

Net assets available for benefits	$55,403	$88,182

See Notes to Financial Statements.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 30, 2008

(DOLLARS IN THOUSANDS)

Net assets available for benefits as of December 30, 2007	$88,182

Contributions:
Employee	4,169
Employer	1,679
Legal settlement	4,002

Total contributions	9,850

Investment income (losses):
Investment losses from Master Trust	(26,993)
Interest on participant loans	266

Total investment income (losses)	(26,727)

Transfers to other Company-sponsored plans, net	806

Distributions:
Benefits paid to participants	15,071
Administrative expense paid by the Plan	25

Total distributions	15,096

Net decrease in assets available for Plan benefits	(32,779)

Net assets available for benefits as of December 30, 2008	$55,403

See Notes to Financial Statements.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

(1)	Plan Description and Accounting Policies

a.	General: The Cincinnati Bell Inc. Savings and Security Plan (the “Plan”) is sponsored by Cincinnati Bell Inc. (together with its subsidiaries, the “Company” or “Cincinnati Bell”) and administered generally through the Company Employees’ Benefit Committee.

The Plan is, subject to certain exceptions, currently available to hourly employees of the Company. Hourly employees are generally defined as employees who are either represented by a collective bargaining unit or whose position is or had been subject to automatic wage progression. Certain persons who might be considered part of the above classes of employees (including but not limited to co-op students, interns, temporary employees, and contingency employees) are ineligible to participate in the Plan.

These Notes to Financial Statements provide a brief description of certain provisions of the Plan, but do not constitute a document under which the Plan is operated, and, in the event of any conflict between these Notes to Financial Statements and the Plan documents, the Plan documents shall control. Participants must refer to the Plan documents and to the summary plan description for further details of the Plan.

The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. The Plan’s fiscal year (the “plan year”) begins each December 31 and ends the following December 30. The Plan’s trustee is Fidelity Management Trust Company (together with its affiliates, “Fidelity”).

In accordance with Financial Accounting Standards Board Staff Position AAGINV-1 and Statement of Position No. 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Benefit Contribution Health and Welfare and Pension Plans,” the Statement of Net Assets Available for Benefits presents the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis for the fully benefit-responsive investment contracts.

Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” was issued in September 2006. The objective of the Statement is to define fair value, establish a framework for measuring fair value and expand disclosures about fair value measurements. The Plan adopted the provisions of SFAS No. 157 related to financial instruments as of December 31, 2007. The effect of the adoption of SFAS No. 157 had no impact on the Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits.

b.	Employee Contributions: The Plan generally permits, for eligible employees hired before February 1, 2008 and who have generally completed at least one year of service, to contribute for each pay period, in before-tax and/or after-tax dollars, any amount that is an increment of $5 and not more than 75% of the participant’s plan compensation. The Plan generally permits eligible employees hired on or after February 1, 2008 to participate in the Plan immediately upon being hired.

The amount of a participant’s before-tax contributions for any calendar year generally cannot exceed $15,500, the legal limit in 2008. If the participant is age 50 or older by the end of the calendar year, the participant is allowed to make additional before-tax contributions up to $5,000, the legal limit in 2008. The amount of a participant’s before-tax contributions for any plan year may be further limited when the participant is considered a highly compensated employee under legal rules, pursuant to certain legal nondiscrimination requirements that

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

are intended to prevent highly compensated participants making before-tax contributions that on average (measured as a percent of their plan compensation) are far beyond the before-tax contributions that on average are made by participants who are not highly compensated. Such rules did not impact the before-tax contributions of any highly compensated participant for the plan year ended December 30, 2008.

Participant contributions are allocated to the participant’s account under the Plan (“Plan account”). A participant is always fully vested in the part of the Plan account attributable to employee contributions.

A participant is generally not subject to federal income tax on the amount of before-tax contributions to the Plan, or on the earnings on the before-tax and after-tax contributions, until the amounts are distributed from the Plan to the participant.

c.

Employer Contributions: For participants hired before February 1, 2008, the Company generally makes matching contributions in an amount equal to 66 2/3% of the participant’s basic contributions made for any pay period. For participants hired on or after February 1, 2008, the Company generally makes matching contributions in an amount equal to 100% of the participant’s basic contributions made for any pay period. Participants hired after February 1, 2008 are not eligible for the Company’s separate defined benefit pension plan. A participant’s basic contributions are, for this purpose, generally equal to the portion of the participant’s before-tax and after-tax contributions made for any week that is not in excess of a certain amount that is set out in the Plan document or applicable collective bargaining agreement and based on the level of the participant’s base pay for the applicable week. The excess of a participant’s contributions over the basic contribution limit is not eligible for the Company match. Matching contributions are generally made on a bi-weekly basis under the current practice of the Company and must be made by the end of the first full month that ends after the participants’ related contributions are made.

The Company’s matching contributions for a participant are allocated to the participant’s Plan account. A participant is generally vested in the Company’s matching contributions if credited with at least three years of vesting service. However, a participant may become vested in such part of his or her Plan account in certain other situations, including continued employment with the Company after attaining age 65 or termination of employment with the Company due to total disability or death.

A participant is generally not subject to federal income tax on the amount of the matching contributions or on the Plan’s earnings on these contributions until the amounts are distributed from the Plan to the participant.

d.	Rollovers: A participant may elect to rollover to the Plan an otherwise taxable distribution from another employer’s tax-qualified savings, profit sharing, or other employer plan, if the distribution meets certain conditions set forth in the Plan and the Code.

Any rollover contributions are allocated to the participant’s Plan account. A participant is always fully vested in the part of the Plan account attributable to rollover contributions.

A participant is generally not subject to federal income tax on the rollover contributions or on the earnings on the rollover contributions until the amounts are distributed from the Plan to the participant.

e.	Employee-Directed Investments: A participant can specify the manner in which contributions made by or for the participant to the Plan shall be invested in the available funds under the Plan, and may elect to change the funds to which future contributions are allocated and transfer amounts held in the participant’s Plan account from one fund to another.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

f.	Distributions to Participants: A participant may receive a distribution of all or a portion of his or her Plan account while employed by the Company only in certain circumstances.

In general, a participant, while still employed by the Company, may withdraw, for any reason, after-tax contributions, rollover contributions, and the vested part of the Plan account attributable to Company matching contributions made for plan years before the three consecutive plan year period that ends with the plan year of the withdrawal. However, if the participant withdraws any after-tax contributions that have received a matching contribution from the Company and were contributed in the plan year of the withdrawal and/or either of the two immediately preceding plan years, the entire non-vested portion of his or her Plan account will be forfeited, and the participant will be suspended from actively participating in the Plan for six months after the withdrawal.

Further, a participant, while still employed by the Company, can withdraw amounts that are attributable to before-tax contributions if the withdrawal is required by reason of the participant’s hardship situation, which meets the rules set forth in the Plan concerning hardship withdrawals. Any hardship withdrawal does not include the earnings on the before-tax contributions that were allocated after December 31, 1988.

Other than for the withdrawals described above, the distribution of a participant’s Plan account will generally occur only after the participant’s employment with the Company has terminated for any reason, including retirement, discharge, termination, disability, or death. Only the portion of the participant’s Plan account that is vested may be distributed; the non-vested portion of such account, if any, is forfeited in accordance with rules set forth in the Plan.

If the value of the participant’s vested Plan account is $1,000 or less, the participant’s vested account under the Plan can be distributed, within a reasonable administrative period, in a lump sum and without the consent of the participant after the participant’s employment with the Company ends for any reason.

g.	Employee Loans: Loans are available from the Plan to participants under the current provisions and policies of the Plan. Loans are subject to several conditions, certain of which are described below.

A participant cannot have more than two outstanding loans from the Plan at any time. The minimum amount of any loan to a participant is $1,000, while the maximum amount cannot exceed the lesser of (i) 50% of the vested balance of the participant’s Plan account, excluding the amount of such account that is attributable to the participant’s contributions which were matched and the associated matching contributions from the Company for the plan year of the loan and the two preceding plan years and income earned after 1988 on the participant’s before-tax contributions, or (ii) $50,000 reduced by the highest outstanding balance of loans made to the participant from the Plan and other plans of the Company during the one year period preceding the new loan date.

The Company Employees’ Benefit Committee determines the interest rate charged by the Plan on a loan made to a participant. In general, the interest rate is based on the prime rate plus 1.0% at the time the loan is made. As of December 30, 2008, interest rates on loans made under the Plan ranged between 4.3% and 10.0% per annum. For the plan year ended December 30, 2008, a participant also paid to Fidelity a $35 origination fee for processing a new Plan loan and a $15 annual maintenance fee for the life of the loan.

In general, any loan to a participant must be repaid through payroll deductions and be collateralized by up to 50% of the vested portion of the participant’s Plan account. The minimum term of any loan to a participant is 6 months, and the maximum term of a loan is 60 months.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

h.	Investments: As of December 30, 2008, the following funds were available for investment under the Plan:

•	American Funds EuroPacific Growth Fund

•	Cincinnati Bell Inc. Common Stock Fund*

•	Fidelity Growth Company Fund*

•	Fidelity International Discovery Fund*

•	Fidelity Managed Income Portfolio II Fund*

•	Fidelity Mid-Cap Stock Fund*

•	Fidelity U.S. Equity Index Commingled Pool Fund*

•	LKCM Small Cap Equity Fund

•	PIMCO Total Return Fund

•	Vanguard Balanced Index Fund

•	Vanguard Mid-Cap Value Index Fund

•	Vanguard Target Retirement 2010 Fund

•	Vanguard Target Retirement 2015 Fund

•	Vanguard Target Retirement 2020 Fund

•	Vanguard Target Retirement 2025 Fund

•	Vanguard Target Retirement 2030 Fund

•	Vanguard Target Retirement 2035 Fund

•	Vanguard Target Retirement 2040 Fund

•	Vanguard Target Retirement 2045 Fund

•	Vanguard Target Retirement 2050 Fund

•	Vanguard Target Retirement Income Fund

•	Vanguard Windsor II Fund

*	Party-in-interest funds

Purchases and sales of securities are reflected as of the trade date. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded on an accrual basis.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

i.	Administrative Expenses: Administrative expenses of the Plan that are not clearly related to a specific investment fund are generally paid by the Company. However, the Plan permits certain of these expenses to be paid from the Plan assets and allocated and charged to each participant’s account based on the proportion that such participant’s account balance bears to all account balances under the Plan.

j.	Forfeitures: Any amounts forfeited by participants under the Plan are applied to reduce subsequent contributions of the Company to the Plan. During the plan year ended December 30, 2008, the Company’s contributions were reduced by an immaterial amount from forfeited non-vested amounts.

k.	Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits and the reported Changes in Net Assets Available for Benefits during the reporting period. Actual results could differ from these estimates.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

l.	Transfer to/from Other Plans: If a Plan participant becomes a participant of the Cincinnati Bell Retirement Savings Plan, another defined contribution plan sponsored by the Company, or if a participant of the Cincinnati Bell Retirement Savings Plan becomes a participant of the Plan, the Plan account balance is generally transferred to and assumed by the recipient plan. These transfers are included in “Transfers to other Company-sponsored plans, net” on the Statement of Changes in Net Assets Available for Benefits.

(2)	Fair Value Measurements

The Plan’s investments are stated at fair value. Each fund investment of the Plan is valued using the quoted market prices of the shares of each applicable mutual or other fund. The value of the Plan’s Cincinnati Bell Inc. Common Stock Fund was determined by the ending share values as last published by the New York Stock Exchange on December 30, 2008. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at the fair market value of the underlying investments and then adjusted to contract value. The fair value of loans to participants made by the Plan as of December 30, 2008 and 2007 approximates carrying value.

SFAS No. 157 established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 - Observable inputs for identical instruments such as quoted market prices;

Level 2 - Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs); and

Level 3 - Unobservable inputs that reflect the Company’s determination of assumptions that market participants would use in pricing the asset or liability. These inputs are developed based on the best information available, including the Company’s own data.

At December 30, 2008, the fair value and its placement in the fair value hierarchy of the underlying assets of the Cincinnati Bell Retirement Savings Plans Master Trust (the “Master Trust”) that are required to be measured at fair value on a recurring basis are as follows:

(dollars in thousands)	December 30, 2008	Level 1	Level 2	Level 3
Mutual funds and commingled funds	$117,424	$108,183	$9,241	$—
Common shares of Cincinnati Bell Inc.	9,468	9,468	—	—
Common collective trust	32,543	—	32,543	—

Total	$159,435	$117,651	$41,784	$—

At December 30, 2008, the fair value and its placement in the fair value hierarchy of the participant loans in the Plan that are required to be measured at fair value on a recurring basis is as follows:

(dollars in thousands)	December 30, 2008	Level 1	Level 2	Level 3
Participant loans	$3,163	$—	$—	$3,163

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

As required by SFAS No. 157, for the year ended December 30, 2008, the Plan’s Level 3 investments, which include solely participant loans, had the following changes as shown below:

(dollars in thousands)
Balance, beginning of year	$3,270
Purchases, sales, issuances and settlements, net	(107)

Balance, end of year	$3,163

(3)	Interest in Master Trust

At December 30, 2008 and 2007, the Plan’s assets were held by the Master Trust. The Master Trust holds only the assets of the Plan and the Cincinnati Bell Retirement Savings Plan, an additional plan sponsored by the Company.

The purpose of the Master Trust is the collective investment of assets of the Plan and the Cincinnati Bell Retirement Savings Plan (collectively, the “Savings Plans”). Master Trust assets are allocated to the Savings Plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified to that Savings Plan. Net investment income, gains and losses, and expenses resulting from the collective investment of the assets are allocated to the Savings Plans in proportion to the fair value of the assets allocated to the Savings Plans.

As of December 30, 2008 and 2007, the Plan’s percentage of assets held in the Master Trust was 32% and 35%, respectively. The following table presents the fair value of the total investments held by the Master Trust, excluding participant loans, in which the Plan invests:

	December 30,
(dollars in thousands)	2008	2007
Mutual funds and commingled funds	$149,967	$208,673
Common shares of Cincinnati Bell Inc.	9,468	24,030
Common shares of Convergys Corporation	—	9,999

Net assets available to participating plans at fair value	$159,435	$242,702
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,321	189

Net assets available to participating plans	$160,756	$242,891

In September 2008, any remaining balance in the Convergys Corporation Common Stock Fund was transferred to the Plan’s default investment option, an age specific Vanguard Target Retirement Fund.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

During the plan year ended December 30, 2008, realized and unrealized losses and interest and dividends on investments held by the Master Trust were as follows:

	Loss on Investments		Interest and Dividends
(dollars in thousands)	Realized	Unrealized
Mutual funds and commingled funds	$(20,037)	$(53,367)	$6,013
Common shares of Cincinnati Bell Inc.	(1,354)	(11,444)	7
Common shares of Convergys Corporation	(1,127)	—	—

	$(22,518)	$(64,811)	$6,020

The Plan’s portion of the losses on the Master Trust’s investments and investment income for the plan year ended December 30, 2008 was as follows:

	Loss on Investments		Interest and Dividends
(dollars in thousands)	Realized	Unrealized
Mutual funds and commingled funds	$(6,520)	$(15,933)	$1,917
Common shares of Cincinnati Bell Inc.	(632)	(5,245)	4
Common shares of Convergys Corporation	(584)	—	—

	$(7,736)	$(21,178)	$1,921

The Plan’s share of the investments held in the Master Trust as of December 30, 2008 and 2007 that individually represent 5 percent or more of the Plan’s net assets was as follows:

	December 30,
(dollars in thousands)	2008	2007
Fidelity Managed Income Portfolio II Fund	$13,221	$10,757
Vanguard Windsor II Fund	4,750	9,404
Cincinnati Bell Inc. Common Stock Fund	4,394	11,597
PIMCO Total Return Fund	4,331	*
American Funds EuroPacific Growth Fund	4,170	7,709
Fidelity Mid-Cap Stock Fund	3,668	8,006
Fidelity Growth Company Fund	3,496	6,371
Fidelity U.S. Equity Index Commingled Pool Fund	2,859	5,436
Vanguard Target Retirement 2020 Fund	2,805	*
Convergys Corporation Common Stock Fund	*	5,062
Fidelity International Discovery Fund	*	4,380

*	Investments did not equal 5% or more of the Plan’s net assets.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

(4)	Amendment or Termination of the Plan

While the Company has not expressed any intent to terminate the Plan, it reserves the right to amend or terminate the Plan at any time. In the event of the termination of the Plan, all affected participants’ accounts would become 100% vested.

(5)	Tax Status

The Internal Revenue Service issued on October 15, 2002, a favorable determination that the Plan meets the requirements of Section 401(a) of the Code and is exempt from federal income taxes under Section 501(a) of the Code. Such determination letter did not involve a review of the effect on the Plan of certain recent tax laws that have become effective after 2001. The Plan administrator believes that the Plan is designed and has been operated in compliance with the applicable requirements of such recent tax laws.

(6)	Related Party Transactions

The Plan invests in the Master Trust, and the Master Trust’s investments include shares of Cincinnati Bell Inc. common stock and shares of mutual funds managed by Fidelity. Cincinnati Bell is the sponsor and administrator of the Plan, and Fidelity is the Plan’s trustee. Therefore, these investments qualify as party-in-interest transactions. Fees paid by the Plan to these parties-in-interest for the plan year were $25,297.

The amount of common stock of Cincinnati Bell Inc. held in the Master Trust for the Plan was 2,349,197 and 2,514,894 shares with a cost basis of $12,847,476 and $15,147,994 at December 30, 2008 and 2007, respectively.

(7)	Contingencies

Between November 18, 2002 and March 17, 2003, five putative class action lawsuits, which were consolidated, were filed against the Company (which was then named Broadwing Inc.) and certain of its current and former officers and directors in the United States District Court for the Southern District of Ohio. Fidelity Management Investment Trust Company was also named as a defendant in these actions.

These cases, which purported to be brought on behalf of the Cincinnati Bell Inc. Savings and Security Plan, the Cincinnati Bell Retirement Savings Plan (which was then named Broadwing Retirement Savings Plan), and a class of participants in the Plans, generally alleged that the defendants breached their fiduciary duties under ERISA by improperly encouraging the Plan participant-plaintiffs to elect to invest in the Company stock fund within the relevant Plan and by improperly continuing to make employer contributions to the Company stock fund within the relevant Plan.

On February 22, 2006, the Company entered into a Stipulation and Agreement of Settlement of ERISA Actions (the “Agreement”) providing for the settlement of the consolidated case with no finding or admission of any wrongdoing by any of the defendants in the lawsuit. Under the Agreement, defendants were obligated to pay $11 million, which payment has been made on their behalf by their insurers, to a fund to settle the claims of, and obtain a release of all claims from the class members. On October 5, 2006, the Court issued a final order approving the Stipulation and Agreement of Settlement as submitted by the parties. Accordingly, this case has been dismissed with prejudice.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

Administrators, appointed by the plaintiffs’ counsel, allocated the settlement proceeds (after deducting plaintiffs’ attorneys’ fees, the costs of an independent fiduciary employed to act on behalf of the Savings Plans, and the other costs of the administration of the Agreement) among persons who were in the class of persons on whose behalf the cases were purportedly brought based on a prescribed calculation in the Agreement. Under the Agreement, such persons received a percentage of the net settlement proceeds equal to their share of such total loss of the Savings Plans arising from the investment in the Company’s stock (as such loss was determined and agreed to for purposes of the Agreement). The net settlement proceeds were paid directly to the accounts of the Savings Plans in April 2008. Settlement proceeds for former Plan participants were paid out to such participants in the form of distributions. The Plan’s portion of the proceeds is shown in “Legal settlement” in the Statements of Changes in Net Assets Available for Benefits.

(8)	Concentrations, Risks, and Uncertainties

The Master Trust has a significant concentration of investments in Cincinnati Bell Inc. common stock. A change in the value of the stock could cause the value of the Plan’s net assets to change significantly due to this concentration.

The Plan provides for various investment options in money market funds, mutual funds, commingled funds, and Cincinnati Bell Inc. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and those changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 30,
(dollars in thousands)	2008	2007
Net assets available for benefits per financial statements	$55,403	$88,182
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(516)	(81)

Net assets available for benefits per the Form 5500	$54,887	$88,101

The following is a reconciliation of investment losses per the financial statements to the Form 5500:

(dollars in thousands)	December 30, 2008
Investment losses from Master Trust	$(26,993)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts for the year ended December 30, 2007	81
Adjustment from contract value to fair value for fully benefit-responsive investment contracts for the year ended December 30, 2008	(516)

Net investment loss per the Form 5500	$(27,428)

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

SCHEDULE OF ASSETS (HELD AS OF DECEMBER 30, 2008)

FORM 5500 SCHEDULE H, LINE 4(i)

Issuer	Description of Investment	Fair Value
Participant loans*	6 to 60 months (4.3% - 10.0%)	$3,163,096

*	Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employees’ Benefit Committee have duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

June 24, 2009	By	/s/ Donald R. Scheick
Donald R. Scheick
Secretary - Employees’ Benefit Committee

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm